[GRAPHIC OMITTED]Acergy

NEWS RELEASE

     Acergy S.A. announces Frame Agreement with DONG Energy in the North Sea

London, England - March 13, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award of an offshore engineering and construction Frame Agreement with DONG Energy. This award positions Acergy as a preferred contractor to support the development and execution of DONG Energy's subsea installation work in the North Sea for a period of four years, with options existing to extend a further four years. Under the Frame Agreement Acergy has currently secured work with a value of approximately $60 million.

Oyvind Mikaelsen, Vice President, Acergy Northern Europe and Canada, said:
"Acergy is especially excited by this award, as the opportunity exists to support DONG Energy through the complete lifecycle of subsea projects; from early concept engineering to offshore execution, with the potential to extend these services to provide field inspection, maintenance, repair and survey services.

In addition, the duration and nature of the frame agreement should facilitate the ability to create added value which both parties will benefit from. On this basis, Acergy is looking forward to a fulfilling and successful long-term business relationship with DONG Energy."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

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kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the combined value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.